P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ
Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Hea Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

5 July 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

Dear Sirs

FERRIES CONSOLIDATION PROCEEDS TO PLAN

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

enc

7/16

P&O

Press Release

5 July 2002

FERRIES CONSOLIDATION PROCEEDS TO PLAN

Further to P&O's announcements of 23 April and 10 June, P&O and Stena Line have today signed the legal documents for P&O's purchase of Stena Line's 40% of P&O Stena Line. In line with the 23 April announcement, P&O will pay Stena Line £152 million, plus interest up until completion and will repay loan stock of £30 million to Stena Line. The transaction process is proceeding according to plan. Completion is subject to certain conditions, including European Commission clearance.

In respect of the rationalisation of P&O North Sea Ferries, following consultation with the appropriate employee representative bodies, P&O North Sea Ferries has decided to close its operations at Felixstowe on 31 July. An agreement has been signed today under which P&O North Sea Ferries will sell Pride of Flanders, European Freeway and European Tideway to Stena Line for £12 million, with completion on 31 July 2002. The crews of the vessels will also transfer to Stena Line. Stena Line will initially operate a Felixstowe/Europoort service from 1 August until 15 September, when the service will be switched to Harwich/Europoort. P&O North Sea Ferries and Stena Line have also signed an agreement today for P&O North Sea Ferries to continue to handle the port operations in Europoort for Stena Line.

(ends)

Further Information: Peter Smith, Director, Communications and Strategy
Tel: 020 7930 4343

Joakim Kenndal, Communications Director, Stena Line
00 46 31 85 81 80